Exhibit 99.1

Inspira™ Granted U.S. Patent for INSPIRA™ ART500 Medical Device

This new patent advances Inspira’s ability to enter into the Company estimated $20 billion market as a potential innovative frontrunner with planned global deployments of its exclusive INSPIRA ART500 and disruptive technology.

Ra’anana, Israel, October 25, 2023 – Inspira™ Technologies OXY BHN Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira “), a company dedicated to advancing acute respiratory care by enabling breathing without lungs, announced today the grant of an additional patent by the U.S. Patent and Trademark Office for its respiratory medical device, the INSPIRATM ART500.

The newly granted patent relates to a novel automated self-priming module designed for the INSPIRA ART500 device. This unique innovative operating module further expands the INSPIRA ART500 advancement to potentially ensure patient safety with a proprietary built-in self-automated priming module aimed to ensure an emboli-free connection to the patient’s vascular system, thereby potentially reducing risks of the formation of clots that reduces blood flow. The patent consists of nine distinct claims, all deemed novel with inventive merit and practical applicability. In addition to the United States, the Company has initiated patent applications in Europe and several countries in other regions.

In a market that serves approximately 20 million patients every year who are treated by mechanical ventilation systems and may suffer from the associated risks and medical complications, the INSPIRA ART500 potentially brings hope for change by aiming to reduce the need for mechanical ventilation systems that are associated with a sliding 50% mortality rate, may heighten the risk of coma, and may cause bacterial infections and associated mechanical ventilation lung injuries.

Inspira’s CEO, Dagi Ben-Noon, commented: “We believe that this patent approval represents a further recognition of our unique solution alongside a major milestone towards the INSPIRATM ART500 system and building a global medical solution. We are working diligently to convert our innovation into value for our shareholders.”

About Inspira Technologies OXY BHN Ltd.

Inspira Technologies maintains a steadfast mission to revolutionize acute respiratory care through innovation. The Company’s primary objective is the development of medical technologies and products aimed at preventing the necessity of mechanical ventilation. Its flagship product, the INSPIRATM ART500, is intricately designed to rapidly elevate blood oxygen saturation levels, all while keeping patients conscious and alert.

Moreover, the Company is dedicated to providing advanced blood circulation technology and integrating AI-driven monitoring and analytics. These elements combine to create patient-centric, data-driven solutions, ultimately enhancing patient outcomes and optimizing hospital efficiency.

It aspires to reshape the landscape of extracorporeal treatments with a vision to improve the healthcare experience for patients worldwide. It’s important to note that the Company’s products have not yet undergone human testing and have not received regulatory approval.

For more information, please visit our corporate website:

https://inspira-technologies.com/

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses how the INSPIRA ART500 can be an alternative to mechanical ventilation systems, that it believes that this patent approval represents a further recognition of its building of a global medical solution, and that it is working to convert innovation into value for its shareholders. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC, as well as its subsequent filings with the SEC, which are available on the SEC’s website, www.sec.gov.

For more details:

Public Relations Manager
Adi Shmueli

Inspira Technologies
info@inspirao2.com

MRK-ARS-073
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